UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934

FINJAN HOLDINGS INC.
(Name of Issuer)
Common Stock	31788 H105
(Title of Class of Securities)	(CUSIP Number)
Neil Cohen 2 Beitar St. Jerusalem, Israel phone number (+972 2 654 3211)
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 3, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages) (Page 1 of 9 Pages)

CUSIP No.	31788 H105	13D/A	Page 2 of 9

1	NAMES OF REPORTING PERSONS: Israel Seed IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
	8	SHARED VOTING POWER: 52,382,475
	9	SOLE DISPOSITIVE POWER:
	10	SHARED DISPOSITIVE POWER: 52,382,475
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 52,382,475
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 19.5% (1)
14	TYPE OF REPORTING PERSON: PN

(1) The percentages reported in this Schedule 13D are based upon 268,420,355 shares of common stock issued and outstanding as of June 3, 2013 (according to the Form 8-K filed by the Issuer on June 3, 2013).

CUSIP No.	31788 H105	13D/A	Page 3 of 9

1	NAMES OF REPORTING PERSONS: Israel Venture Partners 2000 Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
	8	SHARED VOTING POWER: 52,382,475
	9	SOLE DISPOSITIVE POWER:
	10	SHARED DISPOSITIVE POWER: 52,382,475
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 52,382,475
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 19.5% (1)
14	TYPE OF REPORTING PERSON: PN

(1) The percentages reported in this Schedule 13D are based upon 268,420,355 shares of common stock issued and outstanding as of June 3, 2013 (according to the Form 8-K filed by the Issuer on June 3, 2013).

CUSIP No.	31788 H105	13D/A	Page 4 of 9

1	NAMES OF REPORTING PERSONS: Neil Cohen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
	8	SHARED VOTING POWER: 52,382,475
	9	SOLE DISPOSITIVE POWER:
	10	SHARED DISPOSITIVE POWER: 52,382,475
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 52,382,475
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 19.5% (1)
14	TYPE OF REPORTING PERSON: IN

(1) The percentages reported in this Schedule 13D are based upon 268,420,355 shares of common stock issued and outstanding as of June 3, 2013 (according to the Form 8-K filed by the Issuer on June 3, 2013).

Item 1.  Security and Issuer.

This Schedule 13D is being filed by the undersigned with respect to the common stock, $0.0001 par value per share (“Common Stock”), of Finjan Holdings Inc., a Delaware corporation (the “Issuer”).

The address of the principle executive office of the Issuer is 261 Madison Avenue, New York, New York.

Item 2.  Identity and Background.

(a, f) This Schedule 13D is being filed by Israel Seed IV, L. P. (“Israel Seed”), and Israel Venture Partners 2000 Limited (“Israel Venture”) and Neil Cohen (“Cohen”). The foregoing entities and individual are collectively referred to as the “Reporting Persons”.

Israel Seed is a limited partnership organized under the laws of the Cayman Islands and its general partner is Israel Venture, a Cayman Company. Cohen, Jonathan Medved (“Medved”) and Michael Eisenberg (“Eisenberg”) are the current members of Israel Venture. Neil Cohen is the managing member of Israel Venture. Cohen is an Israeli citizen, Medved is both an Israeli and US citizen and Eisenberg is both an Israeli and US citizen.

(b) The business address of each of the persons listed in (a) above is 2 Beitar St. Jerusalem, Israel.

(c) The principal business of each of the persons listed in (a) above is venture capital investment.

(d) None of the persons listed in (a) above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the persons listed in (a) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source or Amount of Funds or Other Consideration.

The funds for the original purchases of Israel Seed’s shares in Finjan, Inc., which were converted into shares of the Issuer as part of the Merger (as defined below) originally came from the working capital of Israel Seed. No borrowed funds were used to purchase such shares.

Item 4.  Purpose of Transaction.

Prior to the Merger (as defined below), the Reporting Persons beneficially owned shares of Finjan, Inc.  These shares were purchased for investment purposes.

Agreement and Plan of Merger

On June 3, 2013, Converted Organics, Inc., a Delaware corporation (now known as Finjan Holdings, Inc.) (the “Issuer”), entered into an Agreement and Plan of Merger, dated as of June 3, 2013 (the “Merger Agreement”), by and among the Issuer, COIN Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of the Issuer (“Merger Sub”), and Finjan, Inc., a Delaware corporation (“Finjan”).  Pursuant to the Merger Agreement, Merger Sub merged with and into Finjan, with Finjan remaining as the surviving corporation and a wholly-owned subsidiary of the Issuer (the “Merger”).  The Merger was effective as of June 3, 2013.

Page 5 of 9 Pages

At the effective time of the Merger (the “Effective Time”), each share of common stock, par value $0.01 per share, of Finjan that was outstanding immediately prior to the Effective Time was converted into the right to receive 247,087.147 shares of the Issuer’s common stock, par value $0.0001 per share.

The Merger Agreement provides, among other things, that in the event that, at any time prior to the one year anniversary of the closing of the Merger, it is discovered that the number of shares of Issuer common stock issued to former stockholders of Finjan in the Merger constitutes less than 91.5% of the outstanding capital stock of the Issuer on a fully-diluted basis immediately following the Effective Time (excluding any shares underlying options to purchase Finjan common stock which were converted into options to purchase our common stock), the Issuer is required to  issue to the former stockholders of Finjan an aggregate number of shares sufficient to provide the former stockholders of Finjan the number of shares that would have been necessary to provide the former stockholders of Finjan such percentage ownership of the Issuer, subject to certain exceptions.

The shares of common stock of the Issuer issued in the Merger to the former stockholders of Finjan were not registered under the Securities Act of 1933, as amended, or the securities laws of any state.  As a result, in connection with the Merger, the Issuer agreed to file a registration statement on Form S-1 with the United States Securities and Exchange Commission (“SEC”) covering the resale of shares of common stock issued to former stockholders of Finjan pursuant to the Merger Agreement.

 Registration Rights Agreement

On June 3, 2013, in connection with the Merger, the Issuer entered into a registration rights agreement (the “Registration Rights Agreement”) with former stockholders of Finjan who hold, in the aggregate, 237,203,659 (or approximately 96.6%) of the shares of the Issuer’s common stock issued in the Merger.  Pursuant to the Registration Rights Agreement, the Issuer agreed to file a registration statement on Form S-1 with the SEC covering the resale of all shares of common stock held by such stockholders, on or before the 45th calendar day following the date of the Registration Rights Agreement, and to use its commercially reasonable efforts to have such registration statement declared effective by the SEC as soon as reasonably practicable following its filing with the SEC.

 Lock-Up Agreement

On June 3, 2013, in connection with the Merger, the Issuer entered into Lock-Up Agreements with former Finjan stockholders who hold, in the aggregate, 237,203,659 (or approximately 96.6%) of the shares of the Issuer’s common stock issued in the Merger.  Pursuant to the Lock-Up Agreements, each stockholder party (including Israel Seed) thereto agreed that, for the period commencing on the date of the closing of the Merger until the ten-month anniversary of the date that the SEC declares the registration statement filed pursuant to the Registration Rights Agreement effective, such stockholder will not offer, sell, contract to sell, pledge, give, donate, transfer or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exercisable for our common stock that we issue to such stockholder (which we refer to collectively as the “Lock-Up Shares”) or securities or rights convertible into or exchangeable or exercisable for any Lock-Up Shares, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of such securities, whether any such aforementioned transaction is to be settled by delivery of the Lock-Up Shares or such other securities, in cash or otherwise.

Page 6 of 9 Pages

Ten percent of each stockholder’s Lock-Up Shares will be automatically released from the restrictions set forth in the Lock-Up Agreements on the date the registration statement filed pursuant to the Registration Rights Agreement is declared effective and on each monthly anniversary of such date.  In addition, notwithstanding the restrictions contained in the Lock-Up Agreements, stockholders party thereto are permitted to sell Lock-Up Shares to the Issuer, to affiliates of the selling stockholder, and to any party in open market sales at a per share sales price of $0.56 or above (subject to appropriate adjustment for any stock split, reclassification, recapitalization or other similar events).

Except as described in this Item 4 and in Item 6 herein, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, although the Reporting Persons do not rule out the possibility of effecting or seeking to effect any such actions in the future.

In addition, each Reporting Person may at any time and from time to time, in privately negotiated transactions or otherwise, acquire additional securities of the Issuer, including additional shares of Common Stock; dispose of all or a portion of the securities of the Issuer, including the shares, that the Reporting Persons now own or may hereafter acquire; and/or enter into derivative transactions with institutional counterparties with respect to the Issuer's securities. In addition, the Reporting Persons may engage in discussions with management, members of the Board of Directors, shareholders and other relevant parties concerning the operations, management, Board of Directors composition, ownership, capital structure, strategy and future plans of the Issuer.

Item 5.  Interest in Securities of the Issuer.

(a) (b)  Israel Seed is the beneficial owner of 52,382,475 shares of Common Stock of the Issuer,  constituting 19.5% of the outstanding common stock. The general partner of Israel Seed is Israel Venture.   Cohen, Medved and Eisenberg are the current members of Israel Venture. However, Neil Cohen is the managing member of Israel Venture and, in his capacity as such, has the voting and dispositive power with respect to securities owned by Israel Venture.  Both Israel Venture and Neil Cohen disclaim beneficial ownership of the reported securities except to the extent of their pecuniary interest therein.

(c)          The reporting Persons did not effect any transaction in the securities of the Issuer in the past 60 days other than as described herein.

(d)           Not applicable.

(e)           Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

In connection with the Merger, certain of the Reporting Persons were granted certain rights under the Merger Agreement and entered into the Registration Rights Agreement and Lock-up Agreement, all as described in Item 4 above.

Page 7 of 9 Pages

Item 7.                   Materials to be Filed as Exhibits.

Exhibit 1:	Agreement and Plan of Merger (incorporated by reference to Exhibit 10. 2 of the Issuer’s Form 8-K, filed on June 3, 2013).

Exhibit 2:	Registration Rights Agreement (incorporated by reference to Exhibit 10. 2 of the Issuer’s Form 8-K, filed on June 3, 2013).

Exhibit 3:	Lock-Up Agreement (incorporated by reference to Exhibit 10. 2 of the Issuer’s Form 8-K, filed on June 3, 2013).

Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 13, 2013

ISRAEL SEED IV, L.P.

By:  /s/ Neil Cohen
Name: Neil Cohen
Title:    Managing Member

Dated:  June 13, 2013

ISRAEL VENTURE PARTNERS 2000 LIMITED

By:  /s/ Neil Cohen
Name: Neil Cohen
Title:    Managing Member

Dated:  June 13, 2013

By:  /s/ Neil Cohen
Name: Neil Cohen

Page 9 of 9 Pages